Philips completes cancellation of 21.8 million shares

November 12, 2014
Amsterdam, The Netherlands – Royal Philips (NYSE:PHG, AEX:PHIA) today announced that it has completed the cancellation of 21,837,910 of its shares.
The cancelled shares were acquired from October 21, 2013, up to and including
October 31, 2014, as part of Philips’ EUR 1.5 billion share repurchase program that started on October 21, 2013, and is executed over a 2-3 year period. The average repurchase price was EUR 24.41 per share.
Details of Philips’ share repurchase programs can be found here.
In connection with this share capital reduction, Philips has notified the
Netherlands Authority for the Financial Markets (AFM) that it currently holds
1.91 per cent of its issued shares.
As per today, Philips’ issued share capital amounts to 934,819,413 shares.
For further information, please contact:

Steve Klink Philips Group Communications Tel.: +31 6 10888824 E-mail: steve.klink@philips.com